Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Amends Regulatory Capital Ratios

TORONTO, October 4, 2016 – BMO Financial Group is amending its previously disclosed regulatory capital ratios for the first three quarters of 2016 following a review of certain components of its Basel I risk-weighted assets (“RWA”). There is no change to net income, shareholders’ equity or Common Equity Tier 1 Capital and no change to the risk of the business.

The calculation of Canadian bank regulatory capital ratios uses Basel III and Basel I capital frameworks. The capital ratios are determined using the Basel III framework, subject to a Basel I floor.

We determined that a correction should be made to certain components of our Basel I calculation resulting in an increase to RWA, due to the application of the floor. The Basel III capital ratios excluding the impact of the floor would be unchanged from those previously disclosed.

The amended capital ratios are as follows:

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The previously reported third quarter 2016 Basel Ill Common Equity Tier 1 (CET1) ratio was 10.5%. The revised CET1 ratio is 10.0%, with the application of the floor. The revised Tier 1 and Total Capital ratios are 11.2% and 13.3%, respectively.

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The previously reported second quarter 2016 Basel Ill CET1 ratio was 10.0%. The revised CET1 ratio is 9.7%, with the application of the floor. The revised Tier 1 and Total Capital ratios are 11.0% and 13.1%, respectively.

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The previously reported first quarter 2016 Basel Ill CET1 ratio was 10.1%. The revised CET1 ratio is 10.0%, with the application of the floor. The revised Tier 1 and Total Capital ratios are 11.3% and 13.4%, respectively.

BMO reports fourth quarter earnings on December 6, 2016.

About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $692 billion as of July 31, 2016, and over 45,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com